

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 9, 2010

Via U.S. Mail and Facsmile

Soenke Timm
President
Curry Gold Corp.
Bachstrasse 1
Butschwil 9606
Switzerland

> **Re:** **Curry Gold Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 2, 2010**
> **File No. 333-164222**

Dear Mr. Timm:

We have reviewed your responses to the comments in our letter dated February 1, 2010 and have the following additional comments.

Cover Page

1. We note your revision in response to our prior comment number 2 and note that you have not yet provided the exact provision of Rule 457 you relied upon in calculating your registration fee. In your next amendment, please revise to provide this information. Refer to the Instruction to Form S-1.

Revenues, page 21

2. We do not understand the statement that your profit margin is 62%. The data you present suggests only that your markup over the basic food materials is 62%. Either revise or advise.

3. In addition, since most customers will not purchase everything on the menu, it is unclear what information the approximate profit margin tells investors. Either delete the sentence below the table of your menu prices or expand to explain why it provides useful information to investors.

4. It is unclear whether the sales price includes taxes or not. Please revise to indicate by footnote.

5. Tell us whether the prices are approximately the same as customers of Currywurst or soft drinks in Germany would expect to pay. If not, please add a risk factor that differences in price from what customers are used to paying might reduce sales.

6. We assume the $250 includes the costs of being a public company, e.g., audited financial statements, preparation of quarterly and annual reports, etc. Please provide us with your estimate for the costs of being a public company for these categories since that amount seems low.

7. In addition, please explain why you choose not to include the cost of labor and the other expenses you quantify in the calculation of profit margin even though it is a major factor in the production of your Currywurst.

8. We note your statement that to break even on one catering van, you will need to generate $11,000 in revenues on a monthly basis. In your next amendment, please revise this section to explain how you arrived at this number.

Signatures, page 47

9. We note your inclusion of a second signature block. In your next amendment, please revise to include also the signatures of the majority of your board of directors and to include the appropriate introductory text to the signature block as provided in the Instructions to Form S-1.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Tarik Gause at (202) 551-3528 or, in his absence, me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Michael M. Kessler
        The Law Office of Michael M. Kessler, P.C.
        (916) 239-4008 (*facsimile*)